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                          August 18, 2020

       Sergio Traversa
       Chief Executive Officer
       Relmada Therapeutics, Inc.
       880 Third Avenue, 12th Floor
       New York, NY 10022

                                                        Re: Relmada
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 12,
2020
                                                            File No. 333-245054

       Dear Mr. Traversa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Barrett DiPaolo, Esq.